Exhibit 99.I-1(b3)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN OR INTO AUSTRALIA, CANADA OR JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD BE UNLAWFUL

FOR IMMEDIATE RELEASE

13 FEBRUARY 2008

RECOMMENDED CASH AND SHARE ACQUISITION

by

INVERNESS MEDICAL INNOVATIONS, INC.

(“Inverness”)

of

BBI HOLDINGS PLC

(“BBI” or the “Company”)

(TO BE EFFECTED BY MEANS OF A SCHEME OF ARRANGEMENT)

Result of Court Hearing

On 11 December 2007, the Company announced a recommended proposal by Inverness to acquire the entire issued and to be issued share capital of BBI to be implemented by way of a Court approved Scheme of Arrangement. The Scheme Document, containing the terms and conditions of the Proposal and further information on the Proposal, was posted to qualifying holders of BBI Shares on 21 December 2007. Terms defined in this announcement have the same meanings as in the Scheme Document unless the context requires otherwise.

On 16 January 2008, the Company announced that at the BBI Court Meeting the resolution approving the Scheme was passed by a majority in number of shareholders present and voting representing 99.99 per cent. of the BBI Shares held by such shareholders and that certain other resolutions concerning the Scheme were passed at the BBI General Meeting.

At the final Court Hearing required as part of the Scheme, the Court sanctioned the capital reduction required by the Scheme and the Reduction Court Order made at the Court Hearing was delivered to the Registrar of Companies in England and Wales shortly after the Court Hearing.

The Scheme is therefore effective.

Settlement of the consideration to which any BBI Shareholder is entitled under the Scheme will be implemented in full in accordance with the terms of the Scheme. BBI Optionholders, who received separate offers from Inverness in respect of their BBI Options, will receive settlement of any consideration due to them in accordance with the terms of the letters sent to them on 21 January 2008.

Enquiries:

Enquiries:

BBI Holdings Plc	Inverness Medical Innovations, Inc.

Tel: +44 (0) 2920 747232	Tel: +1 (781) 647 3900

David Evans, Chairman	Doug Guarino

Julian Baines, Chief Executive	(Director of Corporate Relations)

Cenkos Securities plc	IDJ Limited

(Financial adviser, nominated adviser and broker to BBI Holdings Plc)	(Financial adviser to Inverness)

Tel: +44 (0) 20 7397 8900	Tel: +44 (0) 20 7355 1200

Ian Soanes	John Incledon

Adrian Hargrave	David Bolton

The BBI Directors accept responsibility for the information contained in this Announcement.  To the best of the knowledge and belief of the BBI Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this Announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Cenkos, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for BBI and no one else in connection with the Proposal and the Scheme and will not be responsible to anyone other than BBI for providing the protections afforded to the clients of Cenkos nor for providing advice in relation to the Proposal and the Scheme or any other matter or arrangement referred to in this announcement.

IDJ Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Inverness and no one else in connection with the Proposal and the Scheme and will not be responsible to anyone other than Inverness for providing the protections afforded to the clients of IDJ Limited nor for providing advice in relation to the Proposal and the Scheme or any other matter or arrangement referred to in this announcement.

The release, publication or distribution of this Announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. This Announcement has been prepared for the purposes of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this Announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of England.

This Announcement does not constitute an offer to sell or an invitation to purchase or subscribe for any securities or a solicitation of any vote or approval in any jurisdiction whether relating to the Proposal or otherwise. This Announcement does not constitute a prospectus or a prospectus equivalent document. The Proposal will be made solely through the Scheme Document which contains the full details, terms and conditions of the Proposal, including details of how to vote in respect of the Proposal. BBI Shareholders are advised to read the Scheme Document carefully once it has been received.

The New Inverness Shares to be issued in connection with the Proposal have not been and will not be registered under, nor have the relevant clearances been, nor will they be, obtained from the Securities Commission of any province or territory of Canada, nor has any prospectus in relation to the New Inverness Shares been lodged with, or registered by, the Australian Securities & Investments Commission nor any securities authority in Japan.   Accordingly, unless an exemption under the relevant securities law is available, the New Inverness Shares may not be offered, sold, re-sold or delivered, directly or indirectly, into or from Canada, Australia or Japan.

NOTICE TO US SHAREHOLDERS

For US securities law purposes, the exchange offer described in the Scheme Document will be made for the securities of a foreign company by means of a scheme of arrangement under Section 425 of the United Kingdom Companies Act 1985. The offer is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States.   Financial statements relating to BBI included or incorporated in the Scheme Document   have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.  It may be difficult for you to enforce your rights and any claim you may have arising under United States federal securities laws, since BBI is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue BBI or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel BBI and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that Inverness may purchase securities otherwise than pursuant to the Scheme, such as in open market or privately negotiated purchases. BBI is circulating the Scheme Document to its shareholders in connection with its solicitation of proxies in connection with the Scheme. The Scheme Document contains important information about BBI, Inverness, the Scheme and related matters.  BBI shareholders are urged to read the Scheme Document carefully.

Words and expressions defined in the Scheme Document shall, unless the context provides otherwise, have the same meanings in this Announcement.